Exhibit 23.4

CONSENT OF JAY MELNYK

I consent to the inclusion in this Annual Report on Form 10-K of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of the technical report titled “Galore Creek Project British Columbia NI 43-101 Technical Report on Pre-Feasibility Study” effective July 27, 2011 (the “Technical Report”).

I also consent to the incorporation by reference in NovaGold Resources Inc.’s registration statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083; 333-171630 and 333-197648) of the references to my name and the use of the Technical Report and the information derived from the Technical Report which are included in the Annual Report on Form 10-K.

Dated this 28th day of January, 2015.

By: /s/ Jay Melnyk
Jay Melnyk, P.Eng.